OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

ECXTECH INC.

80 W. 1st St.
Ste.A
Reno, NV 89501

https://ecxtech.io



Condotto

2500 shares of Class B Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

<h1 style="text-align:center">THE OFFERING</h1>

<p style="text-align:center">Maximum 267,500 shares* of Class B Common Stock ($1,070,000)</p>

<p style="text-align:center">*Maximum subject to adjustment for bonus shares. See 10% Bonus below</p>

<p style="text-align:center">Minimum 2,500 shares of Class B Common Stock ($10,000)</p>

Company	Ecxtech, Inc.
Corporate Address	80 W. 1st St. Suite A, Reno, NV, 89501
Description of Business	Blockchain-based e-commerce platform
Type of Security Offered	Class B Common Stock (the "Shares", or the "Securities")
Purchase Price of Security Offered	$4.00
Minimum Investment Amount (per investor)	$248.00

Repurchase Right. The Company may, at any time after the closing of this Offering, and in connection with a bona fide institutional financing, repurchase the Securities sold in this Offering from the investors, by delivering written notice of such repurchase along with payment for the Securities. The payment for the Securities shall be based on the valuation of the Company in such institutional financing. Upon delivery of such notice and payment, the Securities shall automatically be deemed repurchased and cancelled.

The 10% Bonus for StartEngine Shareholders

Ecxtech, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Class B Common Stock at $4 / share, you will receive 10 Class B Common Stock bonus shares, meaning you'll own 110 shares for $400. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

ECXTECH is building e-commerce technology that will decentralize the online marketplace and will empower buyers and sellers in the world's first "Open-to-Market" platform, named Condotto. Condotto will be powered by a secured blockchain inventory system, any merchant will be able to sell almost any supplier's inventory without the associated overhead. Anyone will be able to become a merchant and create unique, virtual online stores simply by subscribing to the inventory items of their choice. Owners of physical inventory will gain access to an instant sales force, at no cost, no overhead, and minimal effort. Meanwhile, consumers will enjoy greater variety, competitive pricing, and the ability to explore new, social-media powered stores.

Sales, Supply Chain, & Customer Base

Condotto will serve as an e-commerce platform which provides extensive toolsets for inventory suppliers, merchants, and consumers to connect and transact amongst one another. The users of the platform won't be directly competing against ECXTECH as a major distributor like other large platform providers, but rather assisting them in the growth of their businesses. Condotto's revenue will be generated through its payment processor transaction fees, as well as a robust subscription model that will offer unique tool-sets for enhancing online e-commerce storefronts within the platform. These subscription services will offer such tools as detailed user analytics, advertising, and priority search.

Current Stage Of Development

Condotto is in the early wireframe and UI/UX demo phases. During this stage of development, we are testing various user interface configurations and user experience flows. Ultimately we believe this will allow us to develop the most streamlined, seamless marketplace for both desktop and mobile users.

The Global Inventory System blockchain is in initial development for the blockchain data models, API communications, and business logic (smart contracts). It is currently being tested on a local blockchain fabric using IBM's open source blockchain for businesses, Hyperledger Fabric.

Competition

The competitors in our industry include but not limited to B2C & C2C e-commerce platforms that have a heavy emphasis on e-commerce drop shipping and entrepreneurship. Some industry competitors include, but are not limited to Shopify, Oblero, and Etsy.

Litigation

None.

The team

Officers and directors

Ryan Cullins	Chief Executive Officer, CFO, Secretary and Director
Tim Berfield	Chief Technology Officer
Brian Catudan	Chief Operating Officer

Ryan Cullins
Ryan is an award-winning CEO that has extensive 18-year pedigree managing and building successful companies and establishing corporate strategies. Ryan's conceptual nature and ambitious attitude to be on the cutting edge of technology push the boundaries of already progressive industries. His decisive personality instills passion within his teams, empowering their personal success. Ryan's uncanny ability to conceptualize, develop and execute industry changing software earned him NCET's 2016 CEO of the year award at his former technology company. Mr. Cullins has served as our part time CEO, CFO and Secretary and sole director since March 2018. (30 hours a week.) Mr. Cullins has also served full time as CEO of Zero 8 Studios, Inc. (his primary position) since January 2014, where he oversees corporate operations on various high profile technology platforms and assists with market research, product design, sales, marketing, client relations, and technical design.

Tim Berfield
Tim has more than 20 years of experience building hardware and software systems for both clients and companies he has co-founded. Tim has led many of these companies through start-up and growth modes through the creation of robust infrastructures and management systems. Tim has served as CTO, Network Architect and Software

Engineer in a variety of industries, including transactional platform services, custom software development and direct marketing and. His understanding of business and technological systems design encompasses industries such as credit card, ACH and check draft processing, inventory management systems, insurance and IVR systems. Mr. Berfield has served as our part time CTO since March 2018. (Approximately 8 hours a week.) Mr. Berfield's primary role has also served as CTO of ZoomAway, Inc. since February 2015, where he has designed unique inventory systems to manage hotel stays, activities and event ticketing in conjunction with a modular billing platform tied to some of the world's largest payment processors.

Brian Catudan

Brian's professional career exemplifies a deep understanding of networked systems, distributed ledger technology, software engineering, project management, and corporate operations. At his previous endeavor as Chief Operating Officer, he was able to take his unique combination of technical and interpersonal skills to help establish company culture, vision, growth, and goals. His ambition to bridge the gap between team members and new cutting-edge technologies make him a perfect fit for the role. Mr. Catudan has served as our part time COO since March 2018 (30 hours a week.) Mr. Catudan also serves as full time COO of Zero 8 Studios, Inc (his primary position)., since July 2015, where he helped establish and promote corporate culture, growth, processes, and goals.

Number of Employees: 7

Related party transactions

Between March 2018 and the present date, Ryan Cullins our CEO, CFO, Secretary and sole director has loaned us or paid on our behalf $16,583 to cover operating expenses, which shall be reimbursed from the proceeds of this offering at a 0% interest rate, and Brian Catudan, our COO, has loaned us or paid on our behalf $2,000 to cover operating expenses, which shall be reimbursed from the proceeds of this offering with a 0% interest rate as well.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Lack of Operating History and Risks of Startups/Early-Stage Companies**
  Investments in startups, including us, involve a high degree of risk. Investments in our securities, including our Class B Common Stock, may involve an even higher degree of risk. Financial and operating risks confronting startups are significant and we are not immune to these. The startup market in which we compete is highly competitive, and the percentage of companies that survive and prosper is small. Startups often experience unexpected problems in the areas of product development, marketing, financing, and general management, among others, which frequently cannot be solved. In addition, startups may require substantial amounts of financing, which may not be available through

institutional private placements, the public markets or otherwise.

- **We May Not Be Able to Obtain Adequate Financing To Grow Our Operations.** Even if we successfully raise $1,070,000 from this offering, we may need additional funds to grow our operations. If required, we will need to raise additional funds through the issuance of equity, equity-related, or debt securities or through obtaining credit from financial institutions. We cannot assure you that we will be able to raise additional funds when needed.

- **Terms Of Subsequent Financings May Adversely Impact Your Investment.** We will may need to engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of your investment in our Class B Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designations, rights, preferences, and limitations as needed to raise capital. In addition, if we need to raise more common or preferred equity capital from the sale of common stock, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment.

- **Our intellectual property could be unenforceable or ineffective.** One of our most valuable assets is our intellectual property. We plan to explore opportunities to patent parts of our core technology, and currently have one pending patent application. In addition, companies, organizations, or individuals, including competitors, may hold or obtain patents, trademarks, or other proprietary rights that would prevent, limit, or interfere with our ability to make, use, develop, sell, or market our Platform, which would make it more difficult for us to operate our business. These third parties may have applied for, been granted, or obtained patents that relate to intellectual property, which competes with our intellectual property or technology. This may require us to develop or obtain alternative technology, or obtain appropriate licenses under these patents, which may not be available on acceptable terms or at all. Such a circumstance may result in us having to significantly increase development efforts and resources to redesign the technology in order to safeguard our competitive edge against competitors in the same industry. There is a risk that our means of protecting our intellectual property rights may not be adequate, and weaknesses or failures in this area could adversely affect our business or reputation, financial condition, and/or operating results. From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. In addition, if we are determined to have infringed upon a third party's intellectual property rights, we may be required to cease operating our platform, pay substantial damages, seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all, and/or establish and maintain alternative branding for our platform. We may also need to file lawsuits to protect our intellectual property rights from infringement from third parties, which could be expensive, time consuming, and distract management's attention from our core operations.

- **No management Rights in us.** Subject to applicable law, Class B Common Stock holders have no voting rights or other management or control rights in us, and, consequently, an investment in Class B Common Stock does not carry with it any right to take part in the control or management of our business, including, but not limited to, the election of directors. Accordingly, our directors and stockholders who hold voting shares will control our decisions. Class B Common Stock holders will have no influence or vote on any corporate matters, and the voting shareholders and directors may take actions with which a majority of Class B Common Stock holders disapprove. In assessing the risks and rewards of an investment in Class B Common Stock, Investors must be aware that they are relying solely on the good faith, judgment, and ability of our directors, officers, and employees to make appropriate decisions in respect to our management, and Class B Common Stock holders will be subject to the decisions of our directors, officers, and employees.

- **We have minimal operating capital, no significant assets and no revenue from operations.** We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of Class B Common Stock or other financing alternatives. There can be no assurance that we will be able to successfully raise operating capital. The failure to successfully raise operating capital could result in our bankruptcy or other events which would have a material adverse effect on us and our members.

- **The market in which we participate is competitive and, if we do not compete effectively, our operating results could be harmed.** We face competition from various entities in the ecommerce industry. Many of these competitors have substantially greater financial resources than we have, and we may not be able to compete with them.

- **Our business is subject to complex and evolving U.S. and foreign laws and regulations regarding privacy, technology, data protection, and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, increased cost of operations or otherwise harm our business.** We are subject to a variety of laws and regulations in the United States and abroad that involve matters central to our business, including, but not limited to, user privacy, blockchain technology, data protection and intellectual property. Foreign data protection, privacy, and other laws and regulations are often more restrictive than those in the United States. These U.S. federal and state and foreign laws and regulations are constantly evolving and can be subject to significant change. In addition, the application and interpretation of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate. The risk of us being found in violation of these or other laws and regulations is further increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and are open to a variety of interpretations. Any action brought against us for violation of these or other laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses and divert management's attention from the operation of our business. If our operations are found to be in violation of any of these laws and regulations, we may be subject to any applicable penalty associated with the violation, including civil and criminal penalties, damages and fines, we could be required to refund payments received by us, and we could be required to curtail or cease our operations. Any of the foregoing consequences could seriously harm our business and financial results.

- **We depend on technology and advanced information systems, which may fail or be subject to disruption.** Our platform has not yet been developed, and certain of the software applications, and other interfaces or applications that will be built upon our Platform or used in developing our Platform, are still in an early development stage and are unproven, and there are no assurances that our Platform will be uninterrupted or fully secure, or that we will successfully develop and release it. Further, our Platform may also be the target of malicious attacks seeking to identify and exploit weaknesses in the software or our Platform. Cyber-attacks may target Investors, customers, suppliers, banks, credit card processors, delivery services, e-commerce in general, or the communication infrastructure on which they depend. An attack or a breach of security could result in a loss and theft of private data, violation of applicable privacy and other laws, significant legal and financial exposure, damage to reputation, and a loss of confidence in security measures, any of which could have a materially adverse effect on our business. The integrity, reliability, and operational performance of our information technology (IT) infrastructure are critical to our operations. Our IT infrastructure may be damaged or interrupted by increases in usage, human error, unauthorized access, natural hazards or disasters, or similarly disruptive events. Furthermore, our systems may be unable to support a significant increase in traffic or increase in user numbers, whether as a result of organic or inorganic growth of the business. Any failure of our IT infrastructure, or the telecommunications and/or other third-party infrastructure on which such infrastructure relies, could lead to significant costs and disruptions that could reduce revenue, damage our reputation, and have a materially adverse effect on our operations, financial performance, and prospects. We intend to put in place business continuity procedures and security measures to protect against network or IT failure or disruption. However, these procedures and measures may not be effective against all forms of disruptions and may not ensure that we are able to carry on our business. Should these measures and protections fail to operate as intended or at all, they may not prevent a material disruption to our operations, and the consequence of such would have a materially adverse effect on our financial performance and prospects. We do not guarantee that the use of applications and systems designed for system security will effectively counter evolving security risks or address the security concerns of existing and potential users. Any failures in our security measures could have a materially adverse effect on our business, financial condition, and results of operations. In addition, our controls may not be effective in detecting or preventing any intrusion or other security breaches, or safeguarding against sabotage, hackers, viruses, and other forms of cybercrime. Any failure in these protections could harm our reputation and have a materially adverse effect on our operations, financial performance, and prospects. We will store Investors' and customers' personal and other sensitive information/digital data. Any accidental or willful security breaches or other unauthorized access could cause the theft and criminal use of this data and/or theft and criminal use of our information. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation, and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed and exploited, and, as a result, a third party obtains unauthorized access to any of our Investors or customers data, our relationships with our investors and/or customers will be severely damaged, and we could incur significant liability from customers, investors, and third parties. Since techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and third-party hosting facilities may be unable to anticipate these techniques or to implement adequate preventative measures.

- **To compete effectively, we must keep up with rapid technological changes and changes in our users' requirements and preferences.** Customers constantly demand more sophisticated products and services and customer preferences change rapidly. To remain competitive, we must continue to innovate, further enhancing and improving the responsiveness, functionality, accessibility, and other features of our e-commerce marketplace platform. Our success depends on our ability to anticipate and respond to technological changes and customer preferences in a timely and cost-effective manner. We believe that we are prepared to respond to these challenges. However, there are no assurances that we will be able to effectively anticipate and respond to technological changes and customer preferences in the future. Failure to do so could have a materially adverse effect on our business and operating results.

- **Management Discretion As To Use Of Proceeds.** Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

- **Limited Transferability And Liquidity.** Each Investor agrees that it will acquire our Class B Common Stock for investment purposes only and not with a view towards distribution. Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of our common stock. No public market exists for our common stock and no market is expected to develop.

- **The further development and acceptance of blockchain networks, including our Platform, which are part of a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The slowing or stopping of the development or acceptance of blockchain networks and blockchain assets would have a materially adverse effect on the successful development and adoption of**

our platform and the development of our digital assets. Our current business plan contemplates that our Platform will be blockchain based, and that we will issue tokens in the future that may have utility on the platform. The growth of the blockchain and crypto-currency industries, in general, as well as the blockchain networks on which we will rely, is subject to a high degree of uncertainty. A decline in the popularity or acceptance of the Bitcoin or Ethereum networks would adversely affect our results of operations. Factors that affect the development of the cryptocurrency industry and blockchain networks, include, but are not limited to: • Worldwide growth in the adoption and use of Bitcoin, Ether, and other blockchain technologies; • Government and quasi-government regulation of Bitcoin, Ether, and other blockchain assets and their use, or restrictions on or regulation of access to, and operation of blockchain networks or similar systems; • The maintenance and development of the open-source software protocol of the Bitcoin or Ethereum networks; • Changes in consumer demographics and public tastes and preferences; • The availability and popularity of other forms or methods of buying and selling goods and services; and • General economic conditions and the regulatory environment relating to cryptocurrencies. Unfavorable developments or characteristics of any of the above circumstances could adversely affect our business.

- **The regulatory regime governing blockchain technologies, cryptocurrencies, tokens, and token offerings is uncertain. Developments in regulations in the United States or in other jurisdictions may alter the nature of our business, or restrict the use of blockchain assets or the operation of a blockchain network upon which we rely, in a manner that adversely affects our business.** Regulation of crypto assets in the United States and in foreign jurisdictions is in its early stages of development and is subject to unpredictable changes which may have an adverse impact on the Company. The regulatory status of crypto assets remains unclear or unsettled in many jurisdictions. Legislative and regulatory changes or actions at the local, state, federal, foreign, or international level may adversely affect the use, transfer, exchange, and value of crypto assets. These legislative and regulatory changes or actions are difficult to predict and may adversely impact the blockchain technology underlying our platform and any crypto-currencies we may issue in the future. As crypto assets have grown in popularity and market size, U.S. legislators and regulators have begun to develop laws and regulations and have, at times, released interpretive guidance governing the crypto asset industry. Both legislators and regulators have expressed concerns that crypto assets can be used by criminals to evade taxes and launder money. To the extent that future actions by legislators and/or regulators impose restrictions or limitations on the asset market, the demand, if any, for any future tokens we may issue may be reduced. Additional or changing regulations could also limit the use of crypto assets on various crypto asset platforms. Such reductions in use could decrease or remove the value of the functionality achieved on those platforms and cause a substantial decrease the value of those crypto assets and demand for our contemplated blockchain-based platform. Various foreign jurisdictions may adopt laws, regulations, or directives that address the crypto asset market and participants in such market. Any such laws, regulations, or directives may (i) conflict with those of the United States, (ii) negatively impact the acceptance of crypto assets inside and outside the United States, (iii) impede the growth or sustainability of the crypto asset market in foreign jurisdictions, and/or (iv) otherwise negatively affect the value of crypto assets. These changes or new laws, regulations or directives, if any, are impossible to predict, but any such change could be substantial and adverse to the value of an Investor's investment.

- **Our auditor has issued a "going concern" opinion on our financial statements, which means that the auditor is not sure if we will be able to succeed as a business without additional financing.** To date, we have not generated revenues from our principal operations and have sustained losses since inception. Because losses will continue until such time that we can complete the development and launch of our platform, and because we have no committed source of financing, we will rely on financing to support our operations. These factors, among others, raise substantial doubt about our ability to continue as a going concern within one year after the date that the financial statements are issued. Throughout 2018, we intend to fund our operations through the sale of our securities to third parties and related parties. If we cannot raise additional capital, we may consume all the cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to us. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned operations, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

- **Special Provision** The Company may, at any time after the closing of this Offering, and in connection with a bona fide institutional financing, repurchase the Securities from the undersigned, by delivering the undersigned written notice of such repurchase along with payment for the Securities. The payment for the Securities shall be based on the valuation of the Company in such institutional financing. Upon delivery of such notice and payment, the Securities shall automatically be deemed repurchased and cancelled.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Ryan Cullins, 85.3% ownership, Class A Common Stock

Classes of securities

- Class A Common Stock: 2,500,000

The Company's Certificate of Incorporation authorizes the issuance of up to 7,000,000 shares of Class A Voting Common Stock (the "**Class A Common Stock**"), and up to 3,000,000 shares of Class B Non-Voting Common Stock (the "**Class B Common Stock**," and sometimes together with the Class A Common Stock, the "**Common Stock**"). As of immediately prior to the commencement of this Offering there were 2,500,000 shares of Class A Common Stock outstanding and no shares off Class B Common Stock outstanding.

The Voting Rights

The holders of shares of Class A Common Stock, are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant.

Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the Class A Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of stock that we may designate and issue in the future.

- Class B Common Stock: 0

The Company's Certificate of Incorporation authorizes the issuance of up to 7,000,000 shares of Class A Voting Common Stock (the "**Class A Common Stock**"), and up to 3,000,000 shares of Class B Non-Voting Common Stock (the "**Class B Common Stock**," and sometimes together with the Class A Common Stock, the "**Common Stock**"). As of immediately prior to the commencement of this Offering there were 2,500,000 shares of Class A Common Stock outstanding and no shares off Class B Common Stock outstanding.

The Voting Rights

The holders of Class B Common Stock are not entitled to vote on any matter except as required under applicable law.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant.

Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders Class B Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of stock that we may designate and issue in the future.

Repurchase Right (*of this Offering*). The Company may, at any time after the closing of this Offering, and in connection with a bona fide institutional financing, repurchase the Securities sold in this Offering from the investors, by delivering written notice of such repurchase along with payment for the Securities. The payment for the Securities shall be based on the valuation of the Company in such institutional financing. Upon delivery of such notice and payment, the Securities shall automatically be deemed repurchased and cancelled.

What it means to be a Minority Holder

As a minority holder of non-voting Class B Common Stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

The Company may, at any time after the closing of this Offering, and in connection with a bona fide institutional financing, repurchase the Securities from the undersigned, by delivering the undersigned written notice of such repurchase along with payment for the Securities. The payment for the Securities shall be based on the valuation of the Company in such institutional financing. Upon delivery of such notice and payment, the Securities shall automatically be deemed repurchased and cancelled.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-06-30.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed the building and launching our platform, which we do not anticipate occurring until July 2019. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 12 months without revenue generation.

Financial Milestones

We are seeking to hit the following milestones:

November 2018 - Regulation CF Financing

Once the regulation CF financing has been completed the company will begin using the funds to ramp up business productions. Some important business productions to address are software development, public relations, marketing, business development, and legal counsel to name a few.

March 2019 - O2M Marketplace Foundation

The company plans on solidifying all the toolsets to be used to build the desktop/mobile marketplace application, API servers, global inventory system blockchain, smart contracts, payment processing and any other O2M marketplace related components. In addition, the company expects to have the base architecture and any sandbox development environments set up for the start of core development.

September 2019 - O2M Marketplace Core Development

The company expects to have core functionality and base communication of the desktop/mobile marketplace application, API servers, global inventory system blockchain, smart contracts, payment processing and any other O2M marketplace related components.

November 2019 - Strategic Partnerships & Market Adoption

The company plans to pursue potential strategic partnerships with fulfillment providers, inventory suppliers, large brand ambassadors & influencers, independent sales organizations, banks, and any other related aspects of the business. The company also plans to execute a market penetration and adoption strategy in hopes to gain market share and compete in the e-commerce space come the launch of the O2M marketplace.

March 2020 - O2M Marketplace Open/Closed Beta

The company plans to launch a closed beta of the O2M marketplace. The closed beta will mostly consist of internal testing as well as select individuals. The goal of the closed beta is to simulate a live environment of the O2M marketplace allowing users to catalog and upload inventory to the global inventory system, allow merchants to create their virtual storefronts & subscribe to list inventory in their stores, and allow consumers to send wireframe purchases. Once the majority of bugs, UI/UX deficiencies, and any other issues have been addressed an open beta will be available to test the O2M marketplace on a larger scale and find any other existing issues.

Liquidity and Capital Resources

As of July 1st, 2018, the company had $2,970.00 in cash from personal accounts and credit. We finance our operations through personal cash and credit.

We are currently a boot strap company and require the continued infusion of new capital to continue development of our software platform and general business operations. If this offering is fully subscribed at $1.07MM, we anticipate we can operate our business for 12 months without any additional infusions of capital. Will likely seek to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to us. At current standing we do not have a debt facility.

Indebtedness

As of July 1, 2018, we had $0 outstanding under company credit cards. In addition, we owed $16,583 to Ryan Cullins our CEO, CFO, Secretary and sole director, and $2,000 to Brian Catudan, our COO as reimbursement for formation and operating expenses they have paid.

Recent offerings of securities

None

Valuation

$10,000,000.00

Based on the valuation of our assets, intellectual property, and similar markets, we believe our pre money valuation is $10MM. Physical Assets: Machinery, Office furniture, Computers, Inventory, Condotto Wireframe UI/UX Prototype, and ECXTECH™ Corporate Website. Intellectual property: ECXTECH™ is an incorporated business, ECXTECH™ trademark, ECXTECH.io domain, Condotto™ trademark, Condotto.com domain and Condotto™ & Global Inventory System technology and methods patent filed, team members previous extensive experience building desktop/mobile platforms, inventory systems, and payment processing modules. Principals and Employees: The company has a CEO, CTO, COO, Communications and Content Director, Public Relations Director, Business Development Consultant, and Creative Director as part of the initial team. Currently, all team members are working for sweat equity due to the revolutionary nature of the product. Their additional skill sets include Software Engineering, Project Management, Network Engineering, Network Architecture, Graphic Design, Business Development, Web Development, Marketing, and Database Programming. Customer relationships: ECXTECH™ is currently in conversations with an independent sales organization(ISO) to handle credit card processing and commission distribution that complements ECXTECH's business model. Market Approach Statista.com states that the Size and Growth Estimate Of Addressable Market: The United States e-commerce sales was $409.2 billion in 2017 and projected for $638 billion by 2022. Market Competition & Comparison: Shopify Market Cap as of 7/17/18: $18.02B Etsy Market Cap as of 7/17/18: $5.28B ECXTECH's technology incorporates similar dropshipping and virtual storefronts technologies as some competitors all while improving and expanding on it by empowering users via our patent-pending global inventory system. The company hopes to gain goodwill with the public and investors by creating a product that can empower "any person" to become their own entrepreneur by removing most barriers to entry. We believe our company philosophies are similar to the likes of Twitch and Uber, within e-commerce ecosystem.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$1,070,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$64,200
Professional Fees	$6,000	$10,000
Net Proceeds	$3,400	$995,800
Use of Net Proceeds:		
Software Development	$0	$475,000

Marketing/Business Dev	$0	$240,000
R&D	$0	$50,000
Infrastructure/Equipment	$0	$80,000
Regulatory	$0	$95,000
Working Capital	$3,400	$55,800
Total Use of Net Proceeds	$3,400	$995,800

We are seeking to raise a minimum of $10,000 (target amount) and up to $1,070,000 (overallotment amount) in this offering through Regulation Crowdfunding. If we manage to raise our overallotment amount of $1,070,000, we believe the amount will last us 12 months and plan to use the net proceeds of approximately $995,800 over the course of that time to develop our software platform in compliance with applicable regulations, and launch and market our platform. If we hit our target offering amount, we will use the funds allocated in Working Capital to repay the related party debt.

StartEngine Fees
The StartEngine fees include transactional fees accrued for every dollar raised through the crowdfunding platform for this regulation CF raise.

Professional Fees
The professional fees include but are not limited to legal counsel in regards to filing our Regulation CF with the SEC, StartEngine platform usage fees, CPA, Patent Attorney fees based on the size of the raise, and patent filing fees. Any legal representation fees when dealing in e-commerce laws.

Software Development
The software development use of proceeds includes but are not limited to development of Condotto marketplace mobile/desktop application development, development of Global Inventory System Blockchain, development of architectural stack layer communication, IT/network setup/configuration, network security, and ongoing development of company website.

Marketing/Business Development
The marketing/business development use of proceeds includes but are not limited to press releases, marketing campaign on high profile news outlets, guerilla marketing, meetings and deals with inventory suppliers, brand ambassadors, and influencer, and social media campaigns.

R&D

The R&D use of proceeds includes but are not limited to purchasing different software/tool sets for testing, development time associated with software/toolsets, any outsource related research and development costs.

Infrastructure/Equipment

The infrastructure/equipment use of proceeds includes but are not limited to software/toolset fees required for software development, team communication, project management, rent for the companies place of work, onsite bare metal servers, furnishing, workstations, and workspaces for employees, and email & server infrastructure for the company.

Regulatory

The regulatory use of proceeds includes but are not limited to future fundraising filing and related fees, trademark office fees, legal counsel fees, patent fees, and financial review fees.

Working Capital

The working capital use of proceeds includes but are not limited to unforeseen expenses and day to day expenses. Some of these funds would be allocated to repay the related party debt.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to us or our officers or directors.

Compliance failure

We have not previously failed to comply with Regulation CF.

Annual Report

We will make annual reports available in the annual report section of our website, ecxtech.io. The annual reports will be available within 120 days of the end of our most recent fiscal year under the investor section.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
ECXTECH INC.

[See attached]

SetApart Financial Services
10586 W Pico Blvd, Suite 224
Los Angeles, CA90065
P: (213) 814 – 2809
W: www.setapartfs.com

To the Board of Directors of
ECXTech Inc.
Reno, Nevada

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of ECXTech Inc., (the "Company,"), which comprise the balance sheet as of June 30, 2018, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the period from March 9, 2018 to June 30, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the combined financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.



Marko Glisic, CPA
Los Angeles, California
7/7/18

ECXTECH INC.
FINANCIAL STATEMENTS
(UNAUDITED)

FROM INCEPTION (MARCH 9, 2018) TO JUNE 30, 2018

ECXTech Inc
Index to Financial Statements
(unaudited)

ECXTECH INC.
BALANCE SHEETS
AS OF JUNE 30, 2018
(unaudited)

ASSETS

Current Assets		
Checking/Savings	$	2,970
Total Current Assets		2,970
Total Fixed Assets, net		-
TOTAL ASSETS		**2,970**

LIABILITIES & EQUITY

Current Liabilities	
Short Term Loan	18,583
Total Current Liabilities	18,583
Long Term Liabilities	
Long term debt	-
Total Long Term Liabilities	-
Total Liabilities	18,583
Equity	
Common Stock, par value $0.0001 10,000,000 shares authorized, 2,500,000 issued and outstanding	250
Owner's Equity	3,000
Subscription Receivable	(250)
Retained Earnings/(Deficit)	(18,613)
Total Equity	(15,613)
TOTAL LIABILITIES & EQUITY	$ 2,970


ECXTECH INC.
STATEMENTS OF OPERATIONS
FOR THE PERIODS MARCH 9, 2018 TO JUNE 30, 2018
(unaudited)


Revenue	$	-
Costs and expenses:		
Legal Expenses		5,000
Accounting Fees		2,000
Bank Fees		30
Start Up Costs		11,583
Total costs and expenses		18,613
Income from operations		(18,613)
Interest and other income (expense), net		-
Income before provision for income taxes		(18,613)
Provision for income taxes		-
Net income	$	(18,613)

ECXTECH INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR PERIODS MARCH 9, 2018 TO JUNE 30, 2018
(unaudited)

	Common stock		Subscription Receivable	Additional Paid-in Capital	Accumulated Earnings	Total Stockholders' Equity
	Shares	Amount				
Inception (May 9, 2018)	-	$ -	$ -	$ -	$ -	$ -
Issuance of founders stock		-	-	-	-	-
Shares issued for services		-	-	-	-	-
Capital Stock	2,500,000	250	(250)	3,000	-	3,000
Stock option compensation		-	-	-	-	-
Net income (loss)		-	-	-	(18,613)	(18,613)
June 30, 2018	2,500,000	250	(250)	3,000	(18,613)	(15,613)

5

ECXTECH INC.
STATEMENTS OF CASH FLOWS
FOR THE PERIOD MARCH 9, 2018 TO JUNE 30, 2018
(unaudited)

Cash flows from operating activities		
Net income	$	(18,613)
Net cash provided by operating activities		(18,613)
Cash flows from investing activities		
Purchases of property and equipment		-
Cash flows from financing activities		
Short Term Loan		18,583
Contribution		3,000
Net cash received from financing activities		21,583
Net (decrease) increase in cash and cash equivalents		2,970
Cash and cash equivalents at beginning of period		-
Cash and cash equivalents at end of period	$	2,970
Non Cash Investing and Financing Activities:		
Subscription Receivable	$	250

NOTES

1 – NATURE OF OPERATIONS

ECXTECH Inc., was formed on March 9, 2018 ("Inception") in the State of Nevada. The financial statements of ECXTECH Inc, (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Reno, Nevada.

ECXTECH is building e-commerce technology that will decentralize the online marketplace and empower buyers and sellers in the world's first "Open-to-Market" platform. Powered by a secured blockchain inventory system, any merchant will be able to sell almost any supplier's inventory without the associated overhead. Anyone can become a merchant and create unique, virtual online stores simply by subscribing to the inventory items of their choice. Owners of physical inventory gain access to an instant sales force, at no cost, no overhead and minimal effort. Meanwhile, consumers enjoy greater variety, competitive pricing, and the ability to explore new, social-media powered stores.

Going Concern and Management's Plans
The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of May 5, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from multiple revenues streams that many include but not limited to transaction fees and monthly subscriptions:
- ECXTECH will take a percentage of every transaction.
- Merchants may pay a monthly subscription for enhancements for their virtual storefronts that may include but not limited to in-depth customer and sales analytics, advertisement budgets, priority listings, and customer support.
- Inventory suppliers may pay a monthly subscription related to the number of inventory items they have listed in the global inventory system.

collection is reasonably assured, persuasive evidence of an arrangement exists and the price is fixed or determinable.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Nevada state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The company has a short-term loan of $16,583 from Ryan Cullins, founder, and another short-term loan of $2,000 from Brian Catudan, founder. Both debt instruments bear no interest and are payable upon the completion of equity crowdfunding transaction.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 10,000,000 shares of our common stock with par value of $0.0001. As of June 30, 2018, 2,500,000 shares of our common stock have been issued and are outstanding.

NOTE 6 – RELATED PARTY TRANSACTIONS

The company has a short-term loan of $16,583 from Ryan Cullins, founder, and another short-term loan of $2,000 from Brian Catudan, founder. Both debt instruments bear no interest and are payable upon the completion of equity crowdfunding transaction.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through July 7, 2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



Condotto | ECXTech is a Title III - Regulation Crowdfunding Campaign and is actively accepting investments.

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Condotto | ECXTech

Connect Buyers | Empower Sellers

Small OPO Reno, NV Business to Business
Accepting International Investment

Invest Now

$248.00 minimum investment

Overview Team Terms Updates Comments Share

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The Sharing Economy Is The Future

The sharing economy is rapidly becoming prevalent and popular in today's society. This ecosystem makes the American dream of owning and operating your own business and working for oneself, easily accessible to the masses. The sharing economy is becoming more and more commonplace in our lives, most notably: Uber (Ridesharing), Airbnb (Property Rental), and Twitch (Live Video Streaming) to name a few.

The Sharing Economy is truly in its infancy in the United States and has seen rapid growth in other countries around to world for many years with an expected value of $335 billion by 2025.

United States | Sharing Economy Users
90M
80M
70M
60M
50M
44.8M
56.5M
66.3M
73.7M
81.2M
86.5M
2015
2016
2017
2018
2019
2020
Number of sharing economy users in the USA
The global Sharing Economy is expected to reach $335 Billion in value by 2025.



Statista: Number of sharing economy users in the United States from 2016 to 2021 (in millions)
URL: https://www.statista.com/statistics/289856/number-sharing-economy-users-us/

Statista: Value of the sharing economy worldwide in 2014 and 2025 (in billion U.S. dollars)
URL: https://www.statista.com/statistics/830986/value-of-the-global-sharing-economy/

We Are Primed For The Sharing Economy To Hit E-Commerce

The sharing economy has established players and products in many different industries, ranging from transportation, property rentals, video content, food delivery, and more. Interestingly enough, there isn't a major established player when it comes to e-commerce and the sharing economy. While some e-commerce platforms such as Shopify and Etsy have trace elements of these sharing philosophies, they've barely scratched the surface of the full

Some e-commerce platforms such as Shopify and Etsy have trace elements of these sharing philosophies, they've barely scratched the surface of the full potential of what e-commerce can become.



Sharing Economy Company Metrics
Uber
42M [1]
USERS
airbnb
$2.6B [2]
REVENUE
twitch
$970M [3]
ACQUISITION
GRUBHUB
$10.9B [4]
VALUATION
amazon
887.7B [5]
VALUATION
shopify
15.6B [6]
VALUATION
Etsy
5.2B [7]
VALUATION
ebay
31.9B [8]
VALUATION
E-Commerce Company Metrics
[1] https://www.statista.com/statistics/833743/us-users-ride-sharing-services/
[2] https://www.businessinsider.com/airbnb-profit-revenue-2018-2
[3] https://www.businessinsider.com/amazon-buys-twitch-2014-8
[4] https://finance.yahoo.com/quote/GRUB?p=GRUB&.tsrc=fin-srch
[5] https://finance.yahoo.com/quote/AMZN?p=AMZN&.tsrc=fin-srch
[6] https://finance.yahoo.com/quote/SHOP?p=SHOP&.tsrc=fin-srch
[7] https://finance.yahoo.com/quote/ETSY?p=ETSY&.tsrc=fin-srch
[8] https://finance.yahoo.com/quote/EBAY?p=EBAY&.tsrc=fin-srch
All logos and trademarks are property of their respective owners.

Development Stage

Condotto is in the initial stages of development. The product is currently pre-prototype in the early wireframe phases. The team is using its previous expertise in cross-platform development, inventory systems, and payment processing to create their initial prototype. This prototype will help to convey the intent of the end-product to the team and demonstrate a streamlined user experience, while creating a foundation for its core infrastructure. With the funds raised, we will scale up our development team to build the platform's native applications, integration with payment gateways, and the heart of Condotto, its patent-pending shared inventory system

---

Meet Condotto

CONDOTTO



Condotto, simply put, is "Uberizing Online Shopping." It is the next evolutionary step in the world's e-commerce ecosystem. No different than UBER's ride-sharing concept, Condotto looks to leverage the sharing economy to redefine how people buy and sell online. Condotto enables inventory owners and sellers to work together to introduce a new competitive and streamlined consumer experience. Condotto is a revolutionary software platform, that allows anyone to sell more product, faster to a wider audience than ever before. Using its patent-pending shared inventory technology, Condotto lowers the barriers of entry for anyone to create their own e-commerce business, thus creating a new sharing economy model for both inventory owners and sellers. This powerful system exposes any markets' inventory to the public for sale, in potentially thousands of commissioned seller's online stores, all over the world. In turn, increasing the audience exposure and likelihood in which something is sold, all while limiting arbitrarily marked up prices for consumers.



Inventory Owners



Do you have something to sell?

Step 1. Cataloging items: The owner of any item will fill out a form on the Condotto marketplace. Using various information, such as images, descriptions, prices, commissions percentages, etc. about their item. Once cataloged, this item will then be added to the shared inventory system(SIS).

Step 2. Shared listings: Next, Condotto's unique platform allows any item in the shared inventory system, to be listed for sale by an infinite number of Condotto storefronts in tandem. The platform then alerts the owner that their item has been accepted for listing by other commissioned sellers' stores.

Step 3. Transaction and Fulfilment: When the item is sold through a storefront, Condotto's payment system automatically distributes the funds to all parties. All stores that list these items will have their quantity decremented simultaneously in real-time. The item is then fulfilled by the inventory owner or fulfilment partner.

Advantages over market competitors for inventory owners:

- "Free" Global Sales Force
- Faster Sale Of Products
- Wider Market Reach
- Increased Audience Exposure
- Ownership Of Sales Data
- In-Depth Sale Analytics Tools
- Reduction Of Variable Advertisement Costs

The biggest difference between other platforms and Condotto is the sharing economy culture. What this means is that any item listed on the platform can be sold by any storefront for a commission. Since commissions are set by these inventory owners, other commissioned sellers are incentivized to list and market these items in their own virtual stores. Those commission prices are easily absorbed by the inventory owner as a small percentage of their margin. Condotto focuses on making sure that inventory owners always own their customer data, unlike other e-commerce platforms. In typical e-commerce ecosystems, items sold contain markups in an effort to create margins for the merchants. On Condotto, the price is fixed by the owner and the merchant can't change the price, unless they own the item being sold.



Are you looking to start your own business?

Step 1. Open a Virtual Storefront: Anyone can create their own e-commerce business by opening their own free virtual store and become a commissioned seller. To start, sellers will use Condotto's storefront creator to build a brand around the type of items that they want to sell. They can then customize relevant information about their brand for their audience to see, such as logos, descriptions, social networks, videos, etc. Coupled with a

Condotto merchant account, each individual store creates the added benefit of earning passive income seamlessly.

Step 2. Search the Shared Inventory System: Next, sellers can browse potentially millions of publicly listed items in Condotto's shared inventory system. Sellers can select items to add to their storefront as it relates to their brand. Selecting higher commissioned items will yield greater returns for the storefront owner.

Step 3. Audience Reach: Store owners can use Condotto's social media integrations to leverage any existing social media followings (ie Twitter, Facebook, Instagram, Twitch, etc.). Their storefront link exposes items listed to their social following, therefore reaching a larger audience for the inventory owner and greatly increasing the likelihood of a sale for the item listed.

Step 4. Transaction: When the item is sold by a commissioned seller, Condotto's payment system automatically distributes funds to all parties. All stores that list these item quantities will be decremented simultaneously in real-time. One of the benefits of being a commissioned seller is that they will never need to store, manage, or fulfill the items sold. Distribution is the responsibility of the inventory owner.

Advantages over market competitors for commissioned sellers:

- Start A Business Without Owning Any Inventory
- Monetizing On Existing Social Audiences
- Earn Passive Income
- No Inventory Management Or Fulfillment Required
- Low Risk, Virtually No Starting Capital Needed
- No Experience Required

Condotto's sharing economy also serves as a replacement for large distribution channels such as Amazon to move product. By leveraging anyone's time and social audience as an asset, these individuals can sell any product for a commission on behalf of the owner of the item. Inherently, Condotto storefront owners become "salespeople" for all inventory owners on the platform. The beauty of Condotto's patent-pending system is when items are listed by an owner, they can also be added to as many commissioned storefronts as they like. With this new salesforce, inventory owners increase exposure of the item listed for sale, to reach a larger audience.



Are you looking for something to buy?

Step 1. Search: Users can search for the items that they wish to buy, with the added benefit of tangible goods, virtual inventory, and services, all in one place.

Step 2. Buy Item: The buyer then simply purchases the items and are shipped to them from the inventory owners or fulfillment partner.

Advantages over market competitors for consumers:

- A broader range of inventory items not typically found under one roof.




shared inventory system.
Everything you need,
all in one place.
Merchandise | Tangible Goods

- Prices aren't inflated because sellers are incentivized by commissions and can't mark prices up.
- Consumers can more easily "vote with their dollar" by buying items from the desired inventory owners and commissioned sellers, they wish to support.
- Condotto's AI system prompts the user with relevant storefronts that contain the items that they desire.
- Information is based on the buyer's habits such as purchase history, and more, help locate the items that are more relevant to them.
- Condotto is redefining what "one-stop shopping" is.

Consider how you select products on Amazon. Do you typically select products "Sold by Amazon" over other no-name businesses on Amazon? When PEW research conducted a study on levels of importance for online shoppers, they found that 86% of consumers consider the right priced item to be important. While 84% consider buying from sellers they are familiar with to be just as important.

Buyers inherently want to support any number of their favorite brand influencers. Very similar to how Twitch streamers build their own communities. When a buyer is looking for an item, they will search for items they need and Condotto returns storefront listings with the items most relevant to them. With the added benefit of AI-driven output, listing certain storefronts over others. This data is based on the user's habits and followings, which helps the balance of equal opportunity between stores.

Condotto Has Huge Growth Potential


Condotto's Technology Is Desinged To Be
Used In Almost Every Major Vertical
RETAIL
AUTOMOTIVE
TICKETING
TRAVEL
DIGITAL CONTENT
SERVICES
All logos and trademarks are property of their respective owners.
CONDOTTO

Retail e-commerce sales reached $2.3 trillion in 2017 and is projected to reach $4.8 trillion by 2021. Addressing the rapid growth over the past few years in e-commerce and the sharing economy is imperative. The world is ready for a solution that goes far beyond e-commerce as it stands today, consumer demand is pushing toward a sharing economy of the future. Condotto is that solution.

The Offering

Investment

$4/share of Class B Common Stock | When you invest you are betting the company's future equity value will exceed $11M.

Maximum 267,500 shares of Class B Non-Voting Common Stock ($1,070,000)
Minimum 2,500 shares of Class B Non-Voting Common Stock ($10,000)

Inception Of Condotto

The founders and team members document and pursue their concept of Condotto.

September 2017

ECXTECH Was Incorporated

ECXTECH incorporated in Nevada and the office is opened in downtown Reno.

March 2018

ECXTECH INC. launches with StartEngine

ECXTECH INC. aims to raise $1,070,000.

August 2018

Condotto Core Developement

Core functionality and base communication of the Condotto desktop/mobile application and Condotto's backend/servers. (Anticipated)

September 2019

Condotto Open And Closed Beta

Bug fixing, UI/UX updates, and polish prior to the launch of Condotto. (Anticipated)

March 2020

November 2017

Research And Developement

Condotto's core technology was proven and the founders and team members were brought on to develop the product.

July 2018

Condotto Patents Filed

The core technologies and key systems of Condotto were filed.

March 2019

Condotto Marketplace Foundation

Solidify all toolsets needed for Condotto desktop/mobile application and Condotto's backend/servers. (Anticipated)

November 2019

Strategic Partnerships And Market Adoption

Gain market share and compete in the e-commerce space with the launch of Condotto. (Anticipated)

Meet Our Team











Ryan Cullins

Chief Executive Officer, Secretary and Director

Ryan is an award-winning CEO that has extensive 18-year pedigree managing and building successful companies and establishing corporate strategies. Ryan's conceptual nature and ambitious attitude to be on the cutting edge of technology push the boundaries of already progressive industries. His decisive personality instills passion within his teams, empowering their personal success. Ryan's uncanny ability to conceptualize, develop and execute industry changing software earned him NCET's 2016 CEO of the year award at his former technology company. Mr. Cullins has served as our part time CEO, CFO and Secretary and sole director since March 2018. (30 hours a week.) Mr. Cullins has also served full time as CEO of Zero 8 Studios, Inc. (his primary position) since January 2014, where he oversees corporate operations on various high profile technology platforms and assists with market research, product design, sales, marketing, client relations, and technical design.



Brian Catudan

Chief Operating Officer and Chief Financial Officer

Brian's professional career exemplifies a deep understanding of networked systems, distributed ledger technology, software engineering, project management, and corporate operations. At his previous endeavor as Chief Operating Officer, he was able to take his unique combination of technical and interpersonal skills to help establish company culture, vision, growth, and goals. His ambition to bridge the gap between team members and new cutting-edge technologies make him a perfect fit for the role. Mr. Catudan has served as our part time COO since March 2018 (30 hours a week.) Mr. Catudan also serves as full time COO of Zero 8 Studios, Inc (his primary position)., since July 2015, where he helped establish and promote corporate culture, growth, processes, and goals.



Tim Berfield

Chief Technology Officer

Tim has more than 20 years of experience building hardware and software systems for both clients and companies he has co-founded. Tim has led many of these companies through start-up and growth modes through the creation of robust infrastructures and management systems. Tim has served as CTO, Network Architect and Software Engineer in a variety of industries, including transactional platform services, custom software development, and direct marketing and. His understanding of business and technological systems design encompasses industries such as credit card, ACH and check draft processing, inventory management systems, insurance, and IVR systems. Tim's developed systems have successfully moved tens of millions of dollars in transactions for various businesses throughout his career. Mr. Berfield has served as our part time CTO since March 2018. (Approximately 8 hours a week.) Mr. Berfield's primary role has also served as CTO of ZoomAway, Inc. since February 2015, where he has designed unique inventory systems to manage hotel stays, activities and event ticketing in conjunction with a modular billing platform tied to some of the world's largest payment processors.



Offering Summary

Maximum 267,500 shares* of Class B Common Stock ($1,070,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 2,500 shares of Class B Common Stock ($10,000)

Company	Ecxtech, Inc.
Corporate Address	80 W. 1st St. Suite A, Reno, NV, 89501
Description of Business	Blockchain-based e-commerce platform
Type of Security Offered	Class B Common Stock (the "Shares", or the "Securities")
Purchase Price of Security Offered	$4.00
Minimum Investment Amount (per investor)	$248.00

Repurchase Right. The Company may, at any time after the closing of this Offering, and in connection with a bona fide institutional financing, repurchase the Securities sold in this Offering from the investors, by delivering written notice of such repurchase along with payment for the Securities. The payment for the Securities shall be based on the valuation of the Company in such institutional financing. Upon delivery of such notice and payment, the Securities shall automatically be deemed repurchased and cancelled.

The 10% Bonus for StartEngine Shareholders

Ecxtech, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Class B Common Stock at $4 / share, you will receive 10 Class B Common Stock bonus shares, meaning you'll own 110 shares for $400.   Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

Updates

Notice of Funds Disbursement

24 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Condotto | ECXTech has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Condotto | ECXTech be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Condotto Investor FAQs

about 1 month ago

What is Condotto? Is it anything like Amazon, Shopify, Alibaba, Etsy, etc.?

- Yes, we expect Condotto to be an e-commerce platform like these well-known options, but Condotto does what multiple competitors do on a single platform. Condotto also addresses numerous shortcomings in their respective e-commerce ecosystems.

I use Amazon, Shopify, Alibaba, Etsy, etc. to buy products and I typically don't have any significant problems/issues. What problems/issues does Condotto solve?

- E-Commerce platforms look to make sure that consumers have a great experience. Most of these consumers don't care what goes on behind the scenes and Condotto plans to address these problems. Condotto plans to offer the added advantage of buying and selling anything -- goods, services, and digital inventory.
- E-Commerce platforms are typically be categorized in two ways, large distribution (e.g., Amazon) and dropshipping solutions (e.g., Doba).

What exactly is dropshipping?

- Dropshipping is a retail-fulfillment method where a store doesn't keep the products it sells in stock. Instead, when a store sells a product, it purchases the item from a third party and has it shipped directly to the customer. As a result, the merchant never sees or handles the product.

What are some problems/issues with large distribution platforms?

Some problems with today's large distribution platforms (Amazon, Shopify, etc.) for merchants:

- Merchants may not always own their customer sales data -- When merchants do not have access to customer data from the distributor this is a detriment to growing and improving one's business.
- **Solution:** With Condotto, merchants are expected to own their data.

- Distributor bullying tactics -- Merchants who become reliant on large distribution platform sales can be bullied into selling their product cheaper or risk jeopardizing that relationship with any said distribution partner.
  Solution: Having access to Condotto's global sales force, since any merchant on Condotto can choose to sell the item for you. We expect that this will nearly eliminate the need for a single large distribution entity and also helps to mitigate the risks, instead of having just one large platform in control.

- The distributor ultimately controls the merchant's bottom line which can devalue the merchant's product perception.
  Solution: With Condotto, we expect when Inventory suppliers dictate the price and the item listing, they keep the bottom line from being hijacked and undercut by a merchant. Only owners of the inventory can alter this.

At the end of the day, large distribution platforms are great for consumers by making merchants sacrifice their profit margins and control, to maintain their extensive consumer audience.

What are some problems/issues with dropshipping platforms? And how does Condotto help?

Some problems and solutions with today's dropshipping platforms (Oberlo, Doba, etc.) for merchants and consumers:

- **Problem:** We believe consumers pay elevated prices. In order for merchants to be able to make any profit at all they must mark up the item they are trying to dropship. This forces consumers to pay more for the same item that could be offered directly from the dropshipper.
  - **Solution:** Condotto plans to use a new approach to dropshipping where markups are no longer necessary since the same item is being sold from the dropshipper and the merchant. The dropshipper is just paying a marginal percentage in commission to the merchant for selling the item, this also maintains the same price for the consumer.
- **Problem:** We believe merchants "compete with the hand that feeds them." Since merchants are selling the same inventory dropshippers can sell themselves, they might never have a better or equivalent price. Hence the need for markups in typical e-commerce ecosystems.
  - **Solution:** With Condotto, we plan to let merchants sell on behalf of the dropshipper, meaning that pricing is the same between both because dropped items prices cannot be altered by those who did not list the inventory item originally.

Generally, we believe merchants have a lot of competition for the same product. Since other dropshipping platforms pick their inventory partners and determine what can and can't be dropshipped, they may limit the variability of everyone's stores creating stiffer stale competition.

- Condotto looks to decentralize the world's inventory using its patent-pending global inventory system. This allows anybody to add almost any imaginable inventory item to the global inventory system and then can be bought or sold by anyone.
- We also believe merchants sometimes have to go through lengthy vetting processes. Some dropshippers require merchants selling their inventory to go through a lengthy vetting process that can make it hard to build their business.
- With Condotto's planned dropshipping solution, there is always public inventory to sell since not all dropshippers create exclusive rules for

VIDEO TRANSCRIPT (Exhibit D)

Promo Video

More than two decades ago, an online marketplace transformed the shopping experience.

Today, customers love the convenience of shopping online and having access to anything, and everything under the sun.

However, the existing online marketplace encourages buyers and sellers to undercut one another and offers very little incentive to help participating businesses grow.

Currently, going from site to site, buying products, bookings, services, and subscriptions can be time-consuming and frustrating. A single platform that offers all of these categories with the option to buy directly from the merchant is virtually non-existent.

And while a handful of major online marketplaces have made buying and selling more convenient, they have also introduced a hub-and-spoke model that is entirely dependent upon their rules.

Traditionally, the merchants are simply spokes that help the online marketplaces grow their profit margins, in-turn limiting potential business growth.

But what if we did away with the current model and allowed the merchants, customers, and suppliers to connect directly -- without these platform influencers?

Imagine an online shopping experience that connects buyers and empowers sellers to capture a bigger percentage of their profits. Where prices don't require markups and merchants are incentivized to sell products on behalf of suppliers for a commission.

Where sellers and consumers have direct access to one another via a robust, socially connected e-commerce platform.
Imagine online shopping with a seamless user experience for both buyers and sellers.

ECXTECH's flagship product, Condotto™, allows us to accomplish all of these things and expects to level the playing field by providing universal inventory management. It is a secure, decentralized inventory anyone around the world can contribute to or draw from, and it updates in real time.

It empowers sellers and buyers to connect directly through a web of socially connected, user-generated storefronts. And it leverages stable, reputable, cutting-edge blockchain technologies to remove barriers of entry for small businesses and influencers. All done without competing, controlling the bottom line or dictating the inventory sold.

Buyers and sellers will enjoy faster transaction speeds and simple, secure smart contracts, decreased risk of fraud and a clean, organized shopping experience. Using Condotto, you can now buy and sell almost anything, all with the click of a button.

"Condotto - Connecting Buyers. Empowering Sellers."

Use Case Video

In this video, we will explore how Condotto works to empower sellers and connect buyers online.

Condotto, meaning conduit, streamlines the online marketplace and is an ideal tool for small and medium-sized businesses, brand influencers, manufacturers and suppliers, and pretty much anyone eager to shop and sell online.

We are redefining the e-commerce ecosystem by removing the middleman and connecting sellers directly with shoppers. Condotto offers a modern way to dropship.

Let's take a closer look at our users and why they prefer Condotto over other platforms...

Tammy is a supplier - a shoemaker willing to dropship -- meaning ship shoes from her warehouse directly to consumers. Tammy catalogs the shoes' brands, colors, sizes, etc. and uploads them into the global inventory system using Condotto. Her "inventory" is now available for purchase, or to be listed by any other merchant to sell in their own virtual storefronts. A commission may be extended to the sellers if she chooses to offer it.

Sarah is also a supplier. She offers fitness services. Sarah's "inventory" is her service, but she can still use Condotto to reach customers. Other sellers (or merchants) who list her service in their virtual storefront receive a small commission from Sarah.

Brooke has inventory to sell but isn't willing to pay a commission. Some virtual storefronts may still offer her exposure because it helps them build out their own brand.

David lists his car for sale using Condotto. Only qualified merchants can share his listing; he offers a sizable commission.

Each of these users uploads their "inventory" to the same global inventory system. This system is the key feature that Condotto is built upon. The patent-pending distributed ledger technology catalogs and manages inventory and transactions. At the same time, Condotto improves transaction speeds and reduces fraudulent activity.

This is advantageous to users on every side of this equation because of real-time sales updates, the shared, broad customer network, and the speed of the transactions.

Take, for example, another user: an online influencer named Jill.

Jill, a popular prolific Instagram user and travel expert who is a merchant and has a virtual storefront where she promotes travel-related products and services but doesn't own any inventory. Instead, she has a network of trusted suppliers who are willing and able to dropship items and deliver them directly to her followers. Jill gets a commission for any applicable inventory item provided by her suppliers.

Because she has a large social following of people who buy products she recommends, suppliers want to work with her to access her network.

One of the suppliers who works with Jill is The Fashion Hut.

The Fashion Hut has its own inventory, but is also able to sell products from other suppliers, as long as they're willing and able to dropship.

One of Jill's customers is John. John follows Jill's travel adventures and loves her sense of style.

John bought a pair of Italian leather shoes that Jill listed on her Condotto storefront. The shoes were drop-shipped directly to John from the supplier, Tammy and Jill was awarded commission.

Thanks to Condotto's Global Inventory system, all Condotto storefronts that list The Fashion Hut's, Tammy's - or Jill's - inventory is immediately updated to reflect the sale of John's new shoes.

Tammy has multiple merchants working from the same, global inventory system. And, is getting immediate feedback from direct sales on which inventory item, and merchant, is performing best.

Condotto supplies an array of tools for a subscription as well as makes a small percentage built into every transaction made through the platform but does not involve itself in the inventory ownership or selling. Our goal is to empower - not to compete with - the merchants, manufacturers, and influencers online by helping their audiences buy directly from them.

Online shoppers can now vote with their dollar by directly supporting the influencers and suppliers in whom they believe

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS



BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov



Articles of Incorporation
(PURSUANT TO NRS CHAPTER 78)

Filed in the office of	Document Number
Barbara K. Cegavske Barbara K. Cegavske Secretary of State State of Nevada	**20180110969-27**
	Filing Date and Time
	03/09/2018 11:50 AM
	Entity Number
	E0120092018-8

(This document was filed electronically.)

USE BLACK INK ONLY - DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

1. Name of Corporation:

ECXTECH INC.

2. Registered Agent for Service of Process: (check only one box)

☐ Commercial Registered Agent: _____
Name

☒ Noncommercial Registered Agent (name and address below)   **OR**   ☐ Office or Position with Entity (name and address below)

RYAN CULLINS
Name of Noncommercial Registered Agent   **OR**   Name of Title of Office or Other Position with Entity

3463 WEAVER PL	**RENO**	Nevada	**89512**
Street Address	City		Zip Code
3463 WEAVER PL	**RENO**	Nevada	**89512**
Mailing Address (if different from street address)	City		Zip Code

3. Authorized Stock: (number of shares corporation is authorized to issue)

Number of shares *with par value:* **10000000**   Par value per share: $ **0.000010**   Number of shares *without par value:* **0**

4. Names and Addresses of the Board of Directors/Trustees: (each Director/Trustee must be a natural person at least 18 years of age; attach additional page if more than two directors/trustees)

1) RYAN CULLINS
Name

3420 THORNHILL CT	**RENO**	**NV**	**89509**
Street Address	City	State	Zip Code

2) _____
Name

Street Address	City	State	Zip Code

5. Purpose: (optional; required only if Benefit Corporation status selected)

The purpose of the corporation shall be:
ANY LEGAL PURPOSE

6. Benefit Corporation: (see instructions)

☐ Yes

7. Name, Address and Signature of Incorporator: (attach additional page if more than one incorporator)

I declare, to the best of my knowledge under penalty of perjury, that the information contained herein is correct and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the Office of the Secretary of State.

RYAN CULLINS	**X** RYAN CULLINS
Name	Incorporator Signature

3420 THORNHILL CT	**RENO**	**NV**	**89509**
Address	City	State	Zip Code

8. Certificate of Acceptance of Appointment of Registered Agent:

I hereby accept appointment as Registered Agent for the above named Entity.

X RYAN CULLINS   3/9/2018
Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity   Date

This form must be accompanied by appropriate fees.

SECRETARY OF STATE



STATE OF NEVADA

CORPORATE CHARTER

I, Barbara K. Cegavske, the duly elected and qualified Nevada Secretary of State, do hereby certify that **ECXTECH INC.**, did on March 9, 2018, file in this office the original Articles of Incorporation; that said Articles of Incorporation are now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said Articles contain all the provisions required by the law of said State of Nevada.



IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on March 9, 2018.

Barbara K. Cegavske

Barbara K. Cegavske
Secretary of State

Certified By: Electronic Filing
Certificate Number: C20180309-1176
You may verify this certificate
online at **http://www.nvsos.gov/**

(PROFIT) INITIAL/ANNUAL LIST OF OFFICERS, DIRECTORS AND STATE BUSINESS LICENSE APPLICATION OF:

ENTITY NUMBER

ECXTECH INC.

NAME OF CORPORATION

E0120092018-8

FOR THE FILING PERIOD OF   MAR, 2018   TO   MAR, 2019



100103

USE BLACK INK ONLY - DO NOT HIGHLIGHT

YOU MAY FILE THIS FORM ONLINE AT www.nvsilverflume.gov

☐ Return one file stamped copy. (If filing not accompanied by order instructions, file stamped copy will be sent to registered agent.)

IMPORTANT: *Read instructions before completing and returning this form.*

1. Print or type names and addresses, either residence or business, for all officers and directors. A President, Secretary, Treasurer, or equivalent of and all Directors must be named. There must be at least one director. An **Officer** must sign the form. *FORM WILL BE RETURNED IF UNSIGNED.*

2. If there are additional officers, attach a list of them to this form.

3. Return the completed form with the filing fee. Annual list fee is based upon the current total authorized stock as explained in the Annual List Fee Schedule For Profit Corporations. A $75.00 penalty must be added for failure to file this form by the deadline. An annual list received more than 90 days before its due date shall be deemed an amended list for the previous year.

4. State business license fee is $500.00/$200.00 for Professional Corporations filed pursuant to NRS Chapter 89. Effective 2/1/2010, $100.00 must be added for failure to file form by deadline.

5. Make your check payable to the Secretary of State.

6. <u>Ordering Copies:</u> If requested above, one file stamped copy will be returned at no additional charge. To receive a certified copy, enclose an additional $30.00 per certification. A **copy fee of $2.00 per page** is required for **each additional copy** generated when ordering 2 or more file stamped or certified copies. Appropriate instructions must accompany your order.

7. Return the completed form to: Secretary of State, 202 North Carson Street, Carson City, Nevada 89701-4201, (775) 684-5708.

8. Form must be in the possession of the Secretary of State on or before the last day of the month in which it is due. (Postmark date is not accepted as receipt date.) Forms received after due date will be returned for additional fees and penalties. Failure to include annual list and business license fees will result in rejection of filing.

Filed in the office of	Document Number
Barbara K. Cegavske Barbara K. Cegavske Secretary of State State of Nevada	**20180110970-59**
	Filing Date and Time **03/09/2018 11:50 AM**
	Entity Number **E0120092018-8**

(This document was filed electronically.)
ABOVE SPACE IS FOR OFFICE USE ONLY

CHECK ONLY IF APPLICABLE AND ENTER EXEMPTION CODE IN BOX BELOW

☐ Pursuant to NRS Chapter 76, this entity is exempt from the business license fee. Exemption code: [   ]

NOTE: If claiming an exemption, a notarized Declaration of Eligibility form must be attached. Failure to attach the Declaration of Eligibility form will result in rejection, which could result in late fees.

☐ This corporation is a publicly traded corporation. The Central Index Key number is: [   ]

☐ This publicly traded corporation is not required to have a Central Index Key number.

<u>NRS 76.020 Exemption Codes</u>
001 - Governmental Entity
006 - NRS 680B.020 Insurance Co.

NAME	TITLE(S)
RYAN CULLINS	**PRESIDENT** (OR EQUIVALENT OF)

ADDRESS	CITY	STATE	ZIP CODE
3420 THORNHILL CT	RENO	NV	89509

NAME	TITLE(S)
RYAN CULLINS	**SECRETARY** (OR EQUIVALENT OF)

ADDRESS	CITY	STATE	ZIP CODE
3420 THORNHILL CT	RENO	NV	89509

NAME	TITLE(S)
RYAN CULLINS	**TREASURER** (OR EQUIVALENT OF)

ADDRESS	CITY	STATE	ZIP CODE
3420 THORNHILL CT	RENO	NV	89509

NAME	TITLE(S)
RYAN CULLINS	**DIRECTOR**

ADDRESS	CITY	STATE	ZIP CODE
3420 THORNHILL CT	RENO	NV	89509

None of the officers or directors identified in the list of officers has been identified with the fraudulent intent of concealing the identity of any person or persons exercising the power or authority of an officer or director in furtherance of any unlawful conduct.

I declare, to the best of my knowledge under penalty of perjury, that the information contained herein is correct and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the Office of the Secretary of State.

X RYAN CULLINS

**Signature of Officer or
Other Authorized Signature**

Title	Date
CEO	3/9/2018 11:50:29 AM

Nevada Secretary of State List Profit
Form: 100103   Revised: 7-1-17



BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

090204
090204

Certificate of Amendment
(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Ecxtech Inc.

2. The articles have been amended as follows: (provide article numbers, if available)

Article 3 is hereby amended and replaced with the following:

"The total number of shares of stock which the corporation shall have authority to issue is Ten Million (10,000,000) shares of common stock, consisting of: (i) Seven Million (7,000,000) shares of voting common stock, par value $0.0001 per share, designated as "Class A Common Stock", and (ii) Three Million (3,000,000) shares of non-voting common stock, par value $0.0001 per share, designated as "Class B Common Stock". The Class A Common Stock and the Class B Common Stock shall have identical rights, preferences and privileges; provided, however, the Class A Common Stock shall have voting rights in the election of directors and on all other matters presented to the stockholders, and the Class B Common Stock shall have no voting rights, except as otherwise required by applicable law. Each holder of Class A Common Stock shall be entitled to one vote for each share of Class A Common Stock held of record by such holder on all matters on which the holders of Class A Common Stock are entitled to vote. Each currently issued and outstanding share of common stock shall be converted into one share of Class A Common Stock."

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 2500000

4. Effective date and time of filing: (optional)   Date: _____   Time: _____
(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X _____
Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.